SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

CNinsure Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2352K 108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	13G	Page 2 of 7 Pages

1	Name of Reporting Person CDH Inservice Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With

  5    Sole Voting Power

            171,600,000 ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to such shares.

6 Shared Voting Power 0

  7    Sole Dispositive Power

            171,600,000 ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole dispositive power with respect to such shares.

8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 171,600,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 18.8%
12	Type of Reporting Person CO

CUSIP No. G2352K 108	13G	Page 3 of 7 Pages

1	Name of Reporting Person CDH China Growth Capital Fund II, L.P.
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With

  5    Sole Voting Power

            171,600,000 ordinary shares. Each of CDH Inservice Limited and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to such shares.

6 Shared Voting Power 0

  7    Sole Dispositive Power

            171,600,000 ordinary shares. Each of CDH Inservice Limited and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole dispositive power with respect to such shares.

8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 171,600,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 18.8%
12	Type of Reporting Person PN

CUSIP No. G2352K 108	13G	Page 4 of 7 Pages

1	Name of Reporting Person CDH China Growth Capital Holdings Company Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 171,600,000 ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH Inservice Limited may also be deemed to have sole voting power with respect to such shares.
6 Shared Voting Power 0
7 Sole Dispositive Power 171,600,000 ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH Inservice Limited may also be deemed to have sole voting power with respect to such shares.
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 171,600,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 18.8%
12	Type of Reporting Person CO

CUSIP No. G2352K 108	13G	Page 5 of 7 Pages

Item 1	(a).	Name of Issuer:

CNinsure Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

19/F, Yinhai Building No. 299 Yanjiang Zhong Road Guangzhou, Guangdong 510110 People’s Republic of China

Item 2	(a).	Name of Person Filing:

CDH Inservice Limited CDH China Growth Capital Fund II, L.P. CDH China Growth Capital Holdings Company Limited

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

For all reporting persons herein:

c/o CDH Investment Advisory Private Limited Level 30 Six Battery Road Singapore 049909

Item 2	(c).	Citizenship:

CDH Inservice Limited – British Virgin Islands

CDH China Growth Capital Fund II, L.P. – Cayman Islands

CDH China Growth Capital Holdings Company Limited – Cayman Islands

Item 2	(d).	Title of Class of Securities:

Ordinary Shares

Item 2	(e).	CUSIP Number:

G2352K 108

Item 3.	Not Applicable

CUSIP No. G2352K 108	13G	Page 6 of 7 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2007:
	Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

	CDH Inservice Limited	171,600,000	18.8%	171,600,000	0	171,600,000	0

	CDH China Growth Capital Fund II, L.P.	171,600,000	18.8%	171,600,000	0	171,600,000	0

	CDH China Growth Capital Holdings Company Limited	171,600,000	18.8%	171,600,000	0	171,600,000	0

CDH Inservice Limited is the record owner of 171,600,000 ordinary shares of the issuer. CDH China Growth Capital Fund II, L.P. (“CDH Fund II”) owns 100% of the total outstanding shares of CDH Inservice Limited. CDH China Growth Capital Holdings Company Limited (“CDH Growth Capital Holdings”) is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II.

The investment committee of CDH Growth Capital Holdings comprises Shangzhi Wu, Shuge Jiao and Xinlai Liu. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Shangzhi Wu, Shuge Jiao and Xinlai Liu may be deemed to share beneficial ownership of the ordinary shares held by CDH Inservice Limited. Such persons disclaim such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No. G2352K 108	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

CDH Inservice Limited	By:	/s/ Wu Shangzhi
	Name:	Wu Shangzhi
	Title:	Director

CDH China Growth Capital Fund II, L.P.	By:	CDH China Growth Capital Holdings Company Limited, its General Partner

	By:	/s/ Wu Shangzhi
	Name:	Wu Shangzhi
	Title:	Director

CDH China Growth Capital Holdings Company Limited	By:	/s/ Wu Shangzhi
	Name:	Wu Shangzhi
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement